Xense, Inc.



ANNUAL REPORT

15 Hubble Num 200F

Irvine, CA 92618

(949) 478-9967

https://www.xense.one/

This Annual Report is dated May 2, 2025.

BUSINESS

Overview

Xense Inc. (the "Company") is a Delaware corporation engaged in the research, development, and manufacturing of medical imaging devices, including those for computed tomography (CT) and general x-ray applications. The Company's core offering is an all-in-one CT and general radiology system it's developing, available through a planned subscription service model. This future model will target clinics, imaging centers, and hospitals, with sales spanning the US, Europe, and globally through online direct channels.

Corporate Structure & History

- Initial Formation: The Company was first incorporated on April 23, 2018, as Opah S.V. Inc. under Delaware law.

- Name Changes: The Company later rebranded to Xense Biotec Inc. on March 23, 2020, and subsequently to Xense, Inc. on May 17, 2021.

Intellectual Property:

The Company was granted an exclusive license from XenseLab LLC for 36 global patents 30 patents pending until the latter of the abandonment of all patent applications filed by XenseLab or the expiration of the last-to-expire patent.

XenseLab LLC is a California limited liability company formed on January 28, 2019, as an intellectual property (IP) holding company, managed by the Company's CEO, Ying Zhao, and is wholly co-owned by Ying Zhao and Ming Guo, Board Director of Xense Inc. XenseLab functions solely as an IP holding company to allow Xense Inc. to maintain ownership and control of its intellectual property through this holding entity. Any IP developed by XenseLab is exclusively licensed to Xense Inc. for applications in human health.

Issued US Patents:

US 11289095

-Application No.: 16/933814

-Title: METHODS FOR X-RAY IMAGING OF A SUBJECT USING MULTIPLE-ENERGY DECOMPOSITION

-Issue Date: 04/12/2022

US 11844640

-Application No.: 17/653347

-Title: METHODS FOR X-RAY IMAGING OF A SUBJECT USING MULTIPLE-ENERGY DECOMPOSITION

-Issue Date: 12/19/2023

US 11602315

-Application No.: 17/024467

-Title: X-RAY TOMOGRAPHY

-Issue Date: 03/14/2023

US D981565

-Application No.: 29/795866

-Title: MEDICAL IMAGING APPARATUS

-Issue Date: 03/21/2023

Pending US Patents:

US 18/500720

-Title: METHODS FOR X-RAY IMAGING OF A SUBJECT USING MULTIPLE-ENERGY DECOMPOSITION

-Filing Date: 11/2/2023

US 18/067481

-Title: X-RAY TOMOGRAPHY

-Filing Date: 12/16/2022

US 17/159779

-Title: APPARATUS AND METHODS FOR X-RAY IMAGING

-Filing Date: 1/27/2021

US 17/664855

-Title: X-RAY IMAGING SYSTEM

-Filing Date: 5/24/2022

US 18/562763

-Title: X-RAY IMAGING SYSTEM AND METHOD

-Filing Date: 11/20/2023

US 63/599454

-Title: IMPROVED IMAGING METHOD AND APPARATUS

-Filing Date: 11/15/2023

Previous Offerings

Type of security sold: SAFE

Final amount sold: $187,489.00

Use of proceeds: Startup funds.

Date: June 14, 2022

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $861,936.00

Use of proceeds: Startup Funds

Date: January 01, 2021

Offering exemption relied upon: Section 4(a)(2)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Our major expenses are projected to include:

- Continued innovation and development of our CT and X-ray technologies and related AI software
- Efforts to promote our fund raise and gain investor traction.
- Including salaries, consultant expenses, rent, and utilities.
- IP protection
- Ensuring our products meet all necessary medical and safety standards.

Foreseeable major expenses based on projections:
CE/UL certification and FDA submission related activities; prototype completion, prototype testing, AI solution development, IP protection, strategic planning for business, marketing and regulatory for entering and gaining a foothold in the highly competitive medical imaging market.

Future operational challenges:
Securing Funding; Raising sufficient capital to support ongoing R&D, IP protection, strategic planning, production preparation scaling, and market education & expansion.

Future challenges related to capital resources:
Maintaining adequate cash flow to support operations during periods of high expenditure

Future milestones and events:
Completion of the prototype, successful human and animal trials of the system, successful launch of our advanced CT and X-ray systems; Obtaining necessary regulatory approvals in various markets; Forming partnerships with key players in the healthcare industry to expand our market reach; Achieving initial sales targets and establishing a stable revenue stream.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $100,935.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Promissory Note - Travis Ault

Amount Owed: $250,000.00

Interest Rate: 12.5%

Maturity Date: March 20, 2027

Creditor: Promissory Note - Travis Ault

Amount Owed: $105,000.00

Interest Rate: 25.0%

Maturity Date: December 17, 2022

Creditor: Promissory Note - Ming Guo

Amount Owed: $100,000.00

Interest Rate: 2.5%

Maturity Date: June 30, 2025

Creditor: Promissory Note - Ming Guo

Amount Owed: $60,000.00

Interest Rate: 2.5%

Maturity Date: October 31, 2022

Creditor: Promissory Note - Ming Guo

Amount Owed: $180,000.00

Interest Rate: 2.5%

Maturity Date: December 31, 2022
Creditor: Loan - Ying Zhao
Amount Owed: $144,010
No paperwork. Cash infusion as needed for business expenses.

Creditor: Knobbe Martens
Amount: $390,000
IP expenses, monthly payment $20,000

Creditor: Stradling
Amount: $40,000
Attorney expenses.

Creditor: Loan - WeiWei Guo
Amount Owed: $500,000.00
Interest Rate: 10.0%
Maturity Date: November 27, 2026

Creditor: 2022 Convertible Note - Ming Guo

Amount Owed: $53,000.00

Interest Rate: 6.0%

Maturity Date: December 31, 2025

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Creditor: 2023 Convertible Note - Ming Guo

Amount Owed: $21,000.00

Interest Rate: 6.0%

Maturity Date: December 31, 2025

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ying Zhao

Ying Zhao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CTO and Chairman of Board

Dates of Service: April, 2018 - Present

Responsibilities: Lead and Involve with all phases of development in product, r&d, marketing and sales and recruitment. She works up to 80 hours a week for Xense. Salary is less than $10K plus 800,000 in stock options

Other business experience in the past three years:

Employer: XenseLab LLC

Title: Manager

Dates of Service: January, 2019 - Present

Responsibilities: Oversees all company operations and administration. Receives no salary and spends minimal time as needed working for this company

Name: William A Carpou

William A Carpou's current primary role is with Octane. William A Carpou currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February, 2023 - Present

Responsibilities: Board member and also the CEO of Octane who raises capital for 75 start-ups each year.

Other business experience in the past three years:

Employer: Octane

Title: CEO

Dates of Service: April, 2015 - Present

Responsibilities: Manage a VC fund and accelerate 75 companies per year.

Name: Ming Guo

Ming Guo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2024 - Present

Responsibilities: A non-executive Board member

Other business experience in the past three years:

Employer: Ascentage Pharma (ex)

Title: President & COO

Dates of Service: September, 2009 - October, 2021

Responsibilities: Day-to-day management & chief operating officer.

Other business experience in the past three years:

Employer: Venquis Therapeutics

Title: BD Consultant

Dates of Service: November, 2023 - Present

Responsibilities: Consulting

Name: William Travis Ault

William Travis Ault 's current primary role is with Fieldpiece Instruments . William Travis Ault currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July, 2021 - Present

Responsibilities: I am an investor and Board Member for Xense

Other business experience in the past three years:

Employer: Fieldpiece Instruments

Title: Board Chairman

Dates of Service: May, 2007 - Present

Responsibilities: I am the Chairman of the board and former CEO.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Ying Zhao

Amount and nature of Beneficial ownership: 8331

Percent of class: 83.31%

Title of class: Class A Common Stock

Stockholder Name: Ying Zhao

Amount and nature of Beneficial ownership: 21,915,528

Percent of class: 63.7

RELATED PARTY TRANSACTIONS

Name of Entity: Ying Zhao
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In 2023 and 2022, the company borrowed money from one of the shareholders, Ying Zhao, in the amount of $142,666.

Material Terms: There is no contract in place. As of December 31, 2024, December 31, 2023, and December 31, 2022, outstanding balance of the loan is 144,010 and $98,500.

Name of Entity: Travis
Relationship to the Company: Board Member
Nature / amount of interest in the transaction: in 2022, the company received a loan (with warrant conversion conditions) of 250,000

Material Terms: 12.5% interest, the outstanding balance is $250,000

Name of Entity: Travis Ault
Relationship to the Company: Board Member
Nature / amount of interest in the transaction: in 2022, the company received a loan of 105,000
Material Terms: 25% interest, the outstanding balance is $105,000

Name of Entity: Travis Ault
Relationship to the Company: Board Member
Nature / amount of interest in the transaction: in 2020, the company received a loan of 350,000
Material Terms: 10% interest, Mature in August 2024. In 2024, the loan and accrued interest were converted to equity at $1.50 per share (post price) to preferred stock.

Name of Entity: Ming Guo

Relationship to Company: Board Member

Nature / amount of interest in the transaction: In 2022, The Company issued a Convertible in the amount of $21,000 to one of the shareholders, Ming Guo.

Material Terms: The Note bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $21,000 and $21,000, respectively.

Name of Entity: Ming Guo
Relationship to Company: Board Member
Nature / amount of interest in the transaction: In 2023 and 2022 The Company issued a Convertible in the amount of $74,000 to one of the shareholders, Ming Guo. The Note bears an interest rate of 6% per annum.
Material Terms: As of December 31, 2024, and December 31, 2023, the outstanding balance of the note is $53,000 and $53,000, respectively.

Name of Entity: Ming Guo
Relationship to Company: Board Member
Nature / amount of interest in the transaction: In 2022 The Company received a loan from one of the shareholders, Ming Guo.
Material Terms: As of December 31, 2024, and December 31, 2023, the outstanding balance of the note is $180,000 and $180,000, respectively. will convert upon >$3 million investment from a third party.

OUR SECURITIES

Common Stock

The amount of security authorized is 40,010,000 with a total of 0 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of Certificate of Incorporation (this "Restated Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series Seed Preferred Stock set forth herein.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 39,921,495 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding DOES NOT include 1,499,047 shares to be issued pursuant to outstanding warrants.

The total amount outstanding DOES NOT include 8,198,634 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

For further information on the rights and privileges of this class of securities please see the Company's Certificate of Amendment to A&R Certificate of Incorporation and A&R Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Class B Common Stock

The amount of security authorized is 10,000 with a total of 10,000 outstanding.

Voting Rights

Fifteen thousand (15,000) votes per share of Class B Common Stock held.

Material Rights

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series Seed Preferred Stock set forth herein.

Voting: The holders of the Class B Common Stock are entitled to fifteen thousand (15,000) votes for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "Restated Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Preferred Stock

The amount of security authorized is 460,000 with a total of 416,924 outstanding.

Voting Rights

1 vote per the number of Series Seed Preferred Stock whole shares as convertible into Common Stock

Material Rights

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales. Preferred shareholders are senior to holders of Common Stock

SAFE 2022-2023

The security will convert into Safe preferred stock and the terms of the SAFE 2022-2023 are outlined below:

Amount outstanding: $187,489.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $205,000,000.00

Conversion Trigger: Equity Financing - see Material Terms below

Material Rights

Equity Financing. If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

SAFE 2021

The security will convert into Prefered stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $861,936.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: Equity Financing - see Material Terms below

Material Rights

Equity Financing. If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $74,000.00

Maturity Date: December 31, 2025

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Qualified Financing

Material Rights

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet the stated projections. There can be no assurance that the Company can attract and raise sufficient capital to go through regulatory processes required to commercialize the product or raise the capital needed to ensure operation of the company to go as planned, or the fund raising is timely enough to ensure the competitiveness of product and services offered by the company, or the regulatory agencies in the US or outside of US can approve the product or approve the product for the application deemed suitable by the Company or approve the product in the timely manner to deem the company's product competitive at the time the product can be first commercially released, or the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business, or the product made by the Company deemed safe by the Company and FDA and related regulatory agencies around the world with high probability will not cause unexpected hazardous situations to the patient and the user, turn out to be unsafe and causing harm due to misuse or other unforeseen circumstances, thereby adversely affect the profitability and commercialization effort of the Company Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class A Common Stock in the amount of up to $617,993.97 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that some of our products under development may never be operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that some of our products may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the product development stage and are in the process of completing a prototype for our all-in-one next-generation CT and X-ray device. Delays or cost overruns in the development of our Meta I and failure of the product to commercialize and or meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, availability of parts, changes to design, FDA and ISO related and other regulatory hurdles. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our initial revenues and growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a fast rate to ensure our success in market entry. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products and services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits XENSE Inc. was formed on April 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XENSE Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company, pre-revenue and operating history The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that META is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 10+ trademarks, copyrights, internet domain names, and as well as trade secrets and know-how. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Ying Zhao, who designed and patented our core intellectual property and has been leading product development and commercialization efforts. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as CE and UL certifications, the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including supplying parts, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Xense Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Xense Inc. could harm our reputation and materially negatively impact our financial condition and business. We are an early-stage company and have not yet generated any revenues Xense Inc. was formed on 4/ 23/ 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Xense has incurred a net loss since its inception. The Company has limited or no history with target customers. If you are investing in this company, it's because you think that uTomo or Meta is a good idea, that the team will be able to successfully enter the market, and sell the product or service, and that we can price them right and sell them to enough customers so that the Company will succeed. Further, there is no assurance that we will ever be profitable. Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Ying Zhao Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Ying Zhao, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation. We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manufacture, manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands. Decreased demand in the medical imaging industry would adversely affect our business. Demand for x-ray imaging systems is tied to the broader economy and factors outside the company's control. Should factors such as the world peace, economy and other related issues result in continued loss of general economic activity, we could experience a slower growth in demand for our products and services If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive medical imaging market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality, reliability and customer service. To date, we have built a positive reputation based on our website. As we start and expand operations to retaining subscribers of META, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed. We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, XenseLab LLC. If Xense Inc and XenseLab LLC are unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same technology and designs. We have not yet outfitted our initial manufacturing facility or signed contract with an OEM contract manufacturers to begin production, which is necessary to make the business viable. Proceeds from this offering will be used to establish our initial manufacturing space in the Southern California area for our products. Previously, we had only enough space to produce demonstration products. Our business relies on being able to produce our product at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to outfit our initial manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted. We will rely on third-party suppliers and OEM contract manufacturers to construct our products on site as well as we intend to rely on third-party OEM contract manufacturers to manufacture at least a portion of the volume of production units. The failure of those OEM contract manufacturers to properly manufacturer our products could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our subscription based imaging devices to hospitals and clinics who trained and certified x-ray technicians, who are then responsible for using the device. We may discover that clinics or hospitals or purchasers of our device are engaging in improper imaging practices, negatively impacting the reliability of our imaging device and reputation of the imaging services provided based on such imaging device. Further, we not only intend to manufacturer our products at our own factories but also to rely on third-party OEM contractors to manufacture our products . To the extent that we do, we cannot be certain that any such OEM manufacturers will act in a manner consist ent with our standards and requiren1ents and produce Boxes in accordance with our quality standards. We may discover that our OEM partners do not end up operating their business in accordance with our standards or applicable law. The occurrence of such events by the OEM partners could result in liability to us, or reputational damage. If an unknown defect was detected in our products and designs, and especially if such defects cause safety issues unforeseen, our business will suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to defect claims which may leads to failure in imaging service. Defect claims may arise a significant period of time after a building with our products has been completed. Although we maintain in general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our products, an increase in the number of warranty and production defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the products sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every device and could impair our ability to operate profitably. In addition, if such a defect causes hazardous conditions which have not been able predicted or managed through our risk management effort, there may be legal as well as material claims from users, or operators and patients, which may be extremely costly for the company, could adversely impact our ability to operate profitably and our revenue growth with new potential customers. The medical imaging industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The medical imaging industry is highly competitive and we compete with traditional global ct and x ray companies. In addition, we compete with used CT and x rays that are offered for sale, which can reduce the interest in new products. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability. Government and FDA regulations may cause project delay, increase our expenses or increase the costs to our customers which could have a negative impact on our operations. We are subject to FDA regulations and ISO and IEC standards, and radiation safety inspections by the State of California. And we are subject to CE and UL certification and approval processes at the federal and state level. If we encounter difficulties with obtaining certification to stay in operation, or fail inspections, or fail to obtain CE and UL certification and FDA approval of our products, we could experience increased costs in obtaining those approvals. Until FDA approved, CE and UL certified, ISO certified, we would have no ability to access commercial market. Further, FDA regulation, IEC standards, ISO certification, CE and UL certification may change over time, potentially increasing our costs, which we n1ay not be able to pass on to customers, negatively impact our revenue generation and profitability. Increases in the cost of raw materials, parts or availability of parts and raw materials, could have a disruption, adverse effect on our business. Our parts consist of x ray source, detector, structural materials and raw materials consist of aluminum, plastics, , which primarily are sourced from, or dependent on materials sourced domestic vendors and vendors from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials n1ore generally. Further, global or local natural disruptions, including the COVID-19 pandemic, or any pandemic caused by a different pathogen may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of product s. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price. The company has broad discretion in the use of proceeds in this Offering. The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering circular. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected. Stability of Business and Operating Environment Even though medical device and healthcare serve critical needs of society, instabilities in other certain part of the world may affect financial markets, business environment and government policies within the US and in the target markets outside of the US. Ease of access for capital and markets and operating environment could impact adversely revenue generation and business of the Company. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowndFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2025.

Xense, Inc.

By /s/ _ying zhao_

      Name: <u>XENSE INC</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

XENSE INC

Financial Statements

Year Ended

2024 & 2023

I, Ying Zhao, the CEO of XENSE INC, hereby certify that the financial statements of XENSE INC and notes thereto for the periods ending Dec 31 2023 and Dec 31 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $ 0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2025.

_____ (Signature)

CEO (Title)

XENSE INC

April 30, 2025

Statement of Balance Sheet
(not reviewed nor audited)

As of December 31		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	139,476	$	73,908
Prepaids and Other Current Assets	$	10,478	$	22,034
Total Current Assets	$	149,955	$	95,942
Property and Equipment, net-				
Intangible Assets	$	403,602	$	314,977
Total Assets	$	553,557	$	410,919
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	42,163	$	75,332
Current Portion of Loans and Notes	$	322,423	$	514,858
Other Current Liabilities	$	9,819		
Total Current Liabilities	$	374,405		
Simple Agreement for Future Equity (SAFEs)	$	1,133,810	$	1,133,810
Promissory Note and Loans	$	1,311,108	$	1,120,153
Convertible Notes	$	74,000	$	74,000
Total Liabilities	$	2,893,323	$	3,221,653
STOCKHOLDERS EQUITY				
Common Stock- Class A		3,942		3,942
Common Stock- Class B 1 1		1		1
Series Seed Preferred Stock		22		22
Common Stock- -				
Preferred Stock- -				
Additional Paid in Capital	$	714,217		904,719
Retained Earnings/(Accumulated Deficit)	$	(3,165,400)		-3,719,418
Total Stockholders' Equity	$	(2,451,182)		-2,810,734
Total Liabilities and Stockholders' Equity	$	410,177.94		410,919

Statement of Operations
(not reviewed nor audited)

Year Ended December 31	2024	2023
($)		
Net Revenue		
COGS		
Gross Profit		
Operating Expenses		
R & D	118,296	164,927
Sales & Marketing	17,157	13,819
Total Operating Expenses	135,454	178,746
Operating Income (Loss)	(135,453)	(178,746)
Interest Expense	181,857	194,193
Other Loss (Income)	1,122	11,624
Income(Loss) before provision for income taxes	(318,434)	(361,315)
Provision(benefit) for income taxes		
Net Income / Net Loss	**(318,433)**	**(361,315)**

Statement of Cash Flow
(not reviewed nor audited)

As of December 31	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	(306,743.94)	(361,315.00)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
By Operating Activities		
Depreciation Property	35,740.00	1,978.00
Amortization of Intangibles	10,545.00	32,740.00
Share Based Compensation		62,540.00
Fair value in excess of stated value of derivative instrument		
Changes in Operating Assets and Liabilities		
Prepaids and Other Current Assets	(10,478.00)	(13,479.00)
Credit Cards	42,163.00	52,350.00
Other Current Liabilities	9,989.00	177,301.00
Net Cash used in operating activities		
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	87,959.00	313,430.00
Net cash provided by operating activities	**(218,784.94)**	**(47,885.00)**
INVESTING ACTIVITIES		
Patents, copyrights, & franchises (purchases of intangible assets)	(30,754.94)	(121,552.00)
Tools, machinery, and equipment	(472.13)	
Net cash provided by investing activities	**(31,227.07)**	**(121,552.00)**
FINANCING ACTIVITIES		
Additional paid in capital	279,217.12	107,476.00
Borrowing from Promissory Notes and Loans	88,590.00	64,604.00
Convertible Note		53,000.00
Safe Investment - Joel Maslow	20,000.00	10,000.00
Net cash provided by financing activities	**382,187.21**	**235,080.00**
NET CASH INCREASE FOR PERIOD	35,708.47	65,604.00
Cash at beginning of period	(25,230.10)	8,265.00
CASH AT END OF PERIOD	10,478.37	73,908.00

Statement of Change of Shareholder's Equity
(not reviewed nor audited)

	Common Stock - Class A		Common Stock - Class B		Seed Preferred Stock		Preferred Stock		Common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	-	$ -	-	$ -	7,190,443	$ 719	1,196,212	(2,532,862)	(1,335,860)
Issuance of stock	39,284,025	3,928	10,000	1	178,571	18	714,285	71	-7190443	(719) $	(554,857)	-	$ (551,700)
Shares issued for services	-	-	-	-	-	-	-	-	-	-	93,366	-	93,366
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(825,241)	(825,241)
31-Dec-22	39,284,025	$ 3,928	10,000	$ 1	178,571	$ 18	714,285	$ 71	(7,190,443)	$ (0) $	734,721	$ (3,358,103)	$ (2,619,435)
Shares issued for services	142,857	14	-	-	35,714	4	-	-	107,458	11	107,476	-	107,487
Stock option compensation	1,093,333	109	-	-	-	-	-	-	62,540	6	62,540	-	62,546
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(361,315)	(361,315)
31-Dec-23	40,520,215	$ 4,052	10,000	$ 1	214,285	$ 21	714,285	$ 71	(7,020,445)	$ 17 $	904,737	$ (3,719,418)	$ (2,810,717)
Shares issued for debt conversion	-	-	-	-	202,639	203							
Shares issued for cash	133,531	13	-	-	-	-					450,000		
Shares issued for services	-	-	-	-	-	-					279,217		279,217
Conversion of preferred stock	-	-	-	-	-	-							
Discount on convertible debt	-	-	-	-	-	-							
Stock option compensation	1,093,333	109	-	-	-	-							
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(318,434)	(318,434)
31-Dec-24	41,747,080	$ 4,175	10,000	$ 1	416,924	$ 224	714,285	$ 71	(7,020,445)	$ 17	$ 1,633,954	$(4,037,852)	$(2,849,934)

7

NOTE 1 - NATURE OF OPERATIONS

XENSE Inc was incorporated on April 23, 2018, in the State of Delaware under the name Opah S.V. Inc. On October 28, 2018, the company changed the name to Xense Biotec Inc. and on May 17, 2021, the company once again changed the name to XENSE Inc. The financial statements of XENSE Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The company is a medical imaging company based in Irvine CA, providing next-generation x-ray open design tomographic imaging technology that is to replace traditional CTs, fluoroscopes, densitometers, and general x-ray with standardization and high performance .

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the

resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category   Useful Life
Equipment 5 years

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2024, AND DECEMBER 31, 2023

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements

described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the commercialization and selling of photonic sensing technologies and health monitoring products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2024 amounted to $13,819 and $ $17,157.34 , which is included in sales and marketing expense.

Stock-Based Compensation

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes, loans and payment agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument	Name	Principal Amount	Starting Date	Maturity Date	Current Portion	Non-Current Portion	Interest Rate	Total Idebtness
Loan	Ming Guo	$180,000	Apr-22			$180,000	0.00%	
Loan	Ming Guo	$4,963	Apr-24			$4,963	6.00%	
Promissory Note	Travis Ault	$105,000	March 17 2022	March 17 2027	$24,063	$126,875	25%	
Promissory Note	Travis Ault	$250,000	March 23 2024	March 23 2027	$34,375	$281,250	15.00%	
Loan - no paperwork	Ying Zhao	$144,010				$144,010		
Promissory Note	WeiWei Guo	$500,000	May 29 2022	May 29 2026		$500,000	10.0%	
Debt	Stradling	$40,000	Apr-25		$24,000	$16,000		
Payment	Knobbe Martens	$330,000	Apr-25	Sep-25	$240,000	$90,000		
For the Year End 2024					**$322,438**	**$1,343,098**		**$1,665,536**

Debt Instrument	Name	Principal Amount	Starting Date	Maturity Date	Current Portion	Non-Current Portion	Interest Rate	Total Idebtness
Promissory Note	Travis Ault	$ 350,000.00	8/30/2020	8/31/2025		$ 350,000.00	10%	$ 350,000.00
Promissory Note	Travis Ault	$ 250,000.00	3/19/2022	3/20/2027		$ 351,562.50	12.50%	$ 351,562.50
Promissory Note	Travis Ault	$ 105,000.00	3/19/2022	3/20/2027	$ 105,000.00		25%	$ 105,000.00
Loan	Ming Guo	$ 100,000.00	6/9/2020			$ 100,000.00	2.50%	$ 100,000.00
Loan	Ming Guo	$ 180,000.00	5/31/2022		$ 180,000.00		2.50%	$ 180,000.00
Promissory Note	WeiWei Guo	$ 750,000.00	11/29/2021			$ 500,000.00	10%	$ 500,000.00
Loan	Ying Zhao	$ 10,000.00	5/30/2022		$ 13,000.00			$ 13,000.00
Loan	Ying Zhao	$ 99,500.00	no note attached		$ 98,500.00			$ 98,500.00
For the Year 2023					**$ 396,500.00**	**$ 1,301,562.50**		**$ 1,698,062.50**

The summary of the future maturities is as follows:

As of Year Ended Dec 31, 2024		
2026	$	500,000.00
2027	$	355,000.00
Total	**$**	**855,000.00**
Note: at Maturity, if >$3M raised before maturity date, $500,000 converts to equity		

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Safe	Amount	Effective Period	Valuation Cap	Discount	As of Dec 31, 2024	As of Dec 31, 2023
2021	$ 861,936	2021	$ 50,000,000	80%	$ 861,936	$ 861,936
2022-2023	$ 187,489	2022	$ 205,000,000	80%	$ 187,489	$ 187,489
Fair value in excess of stated value of derivative instrument					$ 84,385	$ 84,385
Total					$ 1,133,810	$ 1,133,810

 If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to
ASC 480 in other long-term liabilities.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instr.	Name	Interest Rate	Borrowing Period	Maturity Date	Principal Amount	Current	Non-Current	Total Indebtness	Current2	Non-Current3	Total Indebtness4
Convertible Note	Ming Guo	6%	12/31/2023	12/31/2025	$ 53,000		$ 53,000	$ 53,000		$ 53,000	$ 53,000
Convertible Note	Ming Guo	6%	12/31/2022	12/31/2025	$ 21,000		$ 21,000	$ 21,000		$ 21,000	$ 21,000
Total					$ 74,000		$ 74,000	$ 74,000		$ 74,000	$ 74,000
						For the Year Ended Dec 2024			For the Year Ended Dec 2023		

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock
The Company is authorized to issue 40,000,000 shares of Class A common stock at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 36,426,882 and 29,284,025 shares were issued and outstanding, respectively.

Class B Common Stock
The Company is authorized to issue 10,000 shares of Class B common stock at a par value of $0.0001. As of December
31, 2024, and December 31, 2023, 10,000 shares have been issued and are outstanding.

Series Seed Preferred Stock
The Company is authorized to issue 460,000 shares of preferred shares at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 401,212 and 214,286 shares of preferred stock were issued and outstanding, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2020 and 2022, The Company issued two Promissory Note in the aggregate amount of $600,000 to one of the shareholders, Travis Ault. $350,000 and accrued interests have been converted into equity based on a warrant agreement. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $250,000, $250,000.

In 2022, The Company issued two Promissory Note in the aggregate amount of $105,000 to one of the shareholders, Travis Ault. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $105,000, $105,000.

In 2023 and 2022, the company borrowed money from one of the shareholders, Ying Zhao, in the amount of $142,666. There is no contract in place. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $129,000, $98,500, respectively. The loan is to be converted to equity at a market price of the loan or can be repaid if the company raises >$3 million in funding depending on the company's cash situation.

In 2022, the Company borrowed $180,000 from one of the share holders, Ming Guo. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $180,000 and $180,000, the loan amount will be converted to stock if >$3 million raised in funding.

In 2024, the company borrowed $4963.00 from one of the shareholders, Ming Guo. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $4963 and $4963

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black Scholes option pricing model to determine the fair value of stock options. Fair Value of Financial Instruments The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were issued.

CERTIFICATION

I, /ying zhao/, Principal Executive Officer of Xense, Inc., hereby certify that the financial statements of Xense, Inc. included in this Report are true and complete in all material respects.

/ying zhao/

CEO